Exhibit 99.1

ZenaTech Signs Offer to Acquire Alberta, Canada-based Land Surveying Company, Expanding Drone as a Service into the Oil and Gas Industry Drone Inspection Market Growing at over 28% Annually

Vancouver, British Columbia, (May 21, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has signed an offer to acquire an Alberta-based land surveying and geomatics company operating across three Western Canadian provinces. The proposed acquisition would mark ZenaTech’s first land surveying acquisition in Canada and the first focused on drone-based oil and gas industry services establishing a Drone as a Service presence in a sector growing at over 28% annually.

“This proposed acquisition represents an important strategic expansion of our Drone as a Service business into Canada’s oil and gas sector, one of the most significant energy markets in North America,” said Shaun Passley, Ph.D., CEO of ZenaTech. “This company brings an established commercial customer base, strong regional expertise, and extensive experience supporting surveying and geomatics projects including for some large producers. We believe there is a significant opportunity to further enhance these services through AI-powered drone technology for surveying, mapping, inspections, and infrastructure monitoring applications, enabling us to establish a core expertise that we can bring to this fast-growing global industry.”

The Alberta-based land surveying company provides geospatial land surveying, geomatics, mapping, and related environmental support services for Western Canadian oil and gas producers. Operating from multiple regional offices including the Grande Prairie region, the company supports projects throughout Alberta as well as Eastern British Columbia and Saskatchewan. Its services include surveying, mapping, and pre-site assessment support for commercial infrastructure and energy development projects. The company supports a portfolio of commercial clients in the oil and gas sector, including leading Canadian energy operators and established natural gas producers active across upstream and infrastructure development projects in Western Canada.

Importantly, drones are already deeply integrated into the target acquisition company’s operations, with approximately 80% of current projects utilizing drone-based workflows as part of surveying and geospatial data collection. This creates a highly efficient pathway for technology integration and operational scaling. The proposed acquisition aligns with ZenaTech’s strategy of acquiring established service businesses with strong customer relationships and integrating advanced drone automation and AI technologies to improve efficiency, precision, and long-term value creation across surveying, mapping, and infrastructure monitoring applications.

The proposed acquisition comes at a time when the global oil and gas drone inspection services market is valued at approximately USD 2.3 billion and is projected to grow at a compound annual growth rate of approximately 28.5%, according to market analysts, driven by increasing adoption of autonomous inspection, surveying, and compliance technologies across energy infrastructure.

ZenaTech’s Drone as a Service platform provides business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations as well as its integration of drones and new services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government, and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.